# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIFU Inc., CIK 0001413855
CUSIP: G3314G128
Title of class of securities: Class A ordinary share, par value $0.002 per share
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Date of event which requires filing of this statement: 11/06/2026
Filed by CIK 0002079549
Persons authorized to receive notices and communications: Expansion Group Ltd, c/o Ileana Zhao, Room 407, Tower 2, Harbour Center, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong (K3), 999077, 852 84155569; Ileana Zhao, Room 407, Tower 2, Harbour Center, 8 Hok Cheung Street, Hunghom, Kowloon, Hong Kong (K3), 999077, 852 84155569

## Reporting persons
- Expansion Group Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 10,250,013; shared voting power 0; sole dispositive power 10,250,013; shared dispositive power 0; aggregate amount beneficially owned 10,250,013 (14.13% of the class)
  Comment: Note to Row 7, 9, 11: Represents 13 Class A ordinary shares and 10,250,000 Class B ordinary shares directly held by Expansion Group Ltd, which is 100% owned by Ileana Zhao.
  
  Note to Row 13: The percentage calculation is based on 72,379,191 ordinary shares, including 62,129,191 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of November 6, 2026 according to the records of the Issuer.
- Ileana Zhao (CIK 0002079549): type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 10,250,013; shared voting power 0; sole dispositive power 10,250,013; shared dispositive power 0; aggregate amount beneficially owned 10,250,013 (14.13% of the class)
  Comment: Note to Row 7, 9, 11: Represents 13 Class A ordinary shares and 10,250,000 Class B ordinary shares directly held by Expansion Group Ltd, which is 100% owned by Ileana Zhao.
  
  Note to Row 13: The percentage calculation is based on 72,379,191 ordinary shares, including 62,129,191 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of November 6, 2026 according to the records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.002 per share
Name of issuer: AIFU Inc.
Address of issuer's principal executive offices: 01-10, Jinzhong Guobin Hui, Xili St., Shenzhen, China (F4), 518055
Comment:
This Amendment No. 4 to Schedule 13D (the "Amendment") amends and supplements the prior statement on Schedule 13D as filed on December 23, 2025 (the "Original 13D"), Amendment No. 1 to Schedule 13D as filed on January 13, 2026, Amendment No. 2 to Schedule 13D as filed on September 28, 2026 and Amendment No. 3 to Schedule 13D as filed on October 14, 2026 (the Original 13D as amended and supplemented, the "Previous Schedule 13D"), and relates to the beneficial ownership of Class A ordinary shares, par value $0.002 per share (the "Class A Ordinary Shares") of AIFU Inc., a Cayman Islands exempted company (the "Issuer") whose principal executive office is located at Room 001, Build 10, Jinzhong Guobin Hui, 2nd Road, Qinyuan, Lihu Community, Xili Street, Nanshan District, Shenzhen, People's Republic of China.

Except as set forth below, all items of the Previous Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Previous Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 5 is hereby incorporated by reference into this Item 3.

Item 3 of the Previous Schedule 13D is hereby amended and supplemented in its entirety as follows:

Not applicable.

The transaction described in Item 5 involved an issuance of shares by the Issuer to certain third parties in relations to an acquisition. The Reporting Persons were not parties to this transaction and did not provide any funds or other consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 5 is hereby incorporated by reference into this Item 4.

Item 4 of the Previous Schedule 13D is hereby amended and supplemented to add the following:

This Amendment is filed to report that the Reporting Persons' aggregate percentage beneficial ownership and voting power in the Issuer were diluted as a result of the Issuer's issuance of shares as described in Item 5 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Amendment are hereby incorporated by reference in this Item 5.

Item 5(a) of the Previous Schedule 13D is hereby amended and restated as follow:

Pursuant to the current report of the Issuer on Form 6-K filed on November 6, 2026, the Issuer completed the issuance of 11,203,443 Class A ordinary shares to certain third parties ("Share Issuance") in relation to an acquisition. The Reporting Persons did not acquire or dispose of any shares subsequent to the filing of the Previous Schedule 13D on October 14, 2026. The decrease in the Reporting Persons' aggregate beneficial ownership and their aggregate voting power was solely due to the increase in the total number of the Issuer's outstanding shares from the Share Issuance.

Following the Share Issuance, Expansion Group Ltd beneficially owns 13 Class A ordinary shares and 10,250,000 Class B ordinary shares of the Issuer, representing approximately 14.13% of the Issuer's total issued and outstanding ordinary shares and approximately 95.27% of the total voting power. Expansion Group Ltd is 100% owned by Ileana Zhao. Consequently, Ileana Zhao may be deemed to beneficially own the Ordinary Shares held by Expansion Group Ltd.

The percentage calculation is based on 72,379,191 ordinary shares, including 62,129,191 Class A ordinary shares and 10,250,000 Class B ordinary shares, of the Issuer outstanding as of November 6, 2026 according to the records of the Issuer.

The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by each Reporting Person by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Previous Schedule 13D is hereby amended and restated as follow:

During the 60 days preceding the filing of this Schedule 13D, neither of the Reporting Persons has effected any transactions in the Ordinary Shares except as reported herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated November 12, 2026 by and between the Reporting Persons

Exhibit 2: List of directors and executive officers of Expansion Group Ltd (filed herewith)

## Signatures
- Expansion Group Ltd: /s/ Ileana Zhao, Ileana Zhao/Director (11/12/2026)
- Ileana Zhao: /s/ Ileana Zhao, Ileana Zhao (11/12/2026)